NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

	2015
CASH FLOW FROM OPERATING ACTIVITIES:	
Net loss	$ (129,142)
Adjustments to reconcile net loss to net cash flow from operating activities:	
Depreciation	663
Interest and dividends	(4)
Changes in:	
Accounts receivable	45,899
Accounts receivable - related party	10,657
Prepaid expenses	557
Accounts payable and accrued expenses	(17,807)
Net cash flow from operating activities	(89,177)
CASH FLOW FROM INVESTING ACTIVITIES:	
Employee advances	(38,179)
Repayment of employee advances	52,760
Net withdrawal from restricted Raymond James account	25
Net cash flow from investing activities	14,606
CASH FLOW FROM FINANCING ACTIVITIES:	
Capital contributions	30,000
Repayments of loans payable to affiliates, net	(285)
Net cash flow from financing activities	29,715
NET CHANGE IN CASH	(44,856)
CASH - beginning of year	212,324
CASH - end of year	$ 167,468

The accompanying notes are an integral part of these statements.